345 Park Avenue New York, NY 10154-1895	Direct 212.407.4000 Main 212.407.4000 Fax 212.407.4990

Via Edgar

December 28, 2022

Division of Corporation Finance
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Mr. Kyle Wiley
Mr. Jeff Kauten

Re:	LBBB Merger Corp.
Registration Statement on Form S-4
Filed November 14, 2022
File No. 333-268343

Dear Mr. Wiley and Mr. Kauten:

On behalf of LBBB Merger Corp. (the “Company”), we are hereby responding to the letter, dated December 14, 2022 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, regarding the Company’s Registration Statement on Form S-4, File No. 333-268343 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its Amendment No. 1 to the Registration Amendment (“Amended Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. We have included page references to the Amended Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement. The changes reflected in the Amended Registration Statement include those made in response to the Staff’s comments as well as other updates.

Registration Statement on Form S-4 filed November 14, 2022

Summary of the Proxy Statement/Prospectus

The Parties to the Business Combination, page 22

1.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response: The disclosure on page 60 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

Risk Factors

Risk Related to Nature’s Miracle’s Business and Industry, page 41

2.	We note that you are “setting up a manufacturing facility of grow lights in Manitoba, Canada and may set up additional manufacturing and assembly facilities in North America.” We also note that as of June 30, 2022, Megaphoton, a Chinese grow light manufactured accounted for 81% of your vendor purchases. Please add risk factor disclosure to discuss the potential risks that may arise by transitioning from low cost Chinese manufacturing to higher cost U.S. and Canadian manufacturing.

Response: The disclosure on page 49 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

3.	We note that a significant portion of Nature’s Miracle’s products are purchased from Megaphoton, Inc., a manufacturer of grow lights in China. Please add a risk factor that discloses the risks to investors of having your primary supplier based China.

Response: The disclosure on page 49 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

Our reliance on a limited base of suppliers for our products may result in disruptions to our business..., page 48

4.	We note that during the fiscal years 2021 and 2020 your five largest suppliers accounted for 95% and 97% of your total dollar volume of the transactions between all of your suppliers. We also note that Metaphoton, Inc. accounted for 46% and 69% of total vendor purchases for the same periods, respectively. To the extent that you are dependent on one or more suppliers, please identify the supplier(s) and describe the material terms of any material agreements with these suppliers.

Response: The disclosure on pages 48 and 139 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

Proposal No. 3 The Merger Proposal The Merger and Merger Consideration, page 82

5.	It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: The disclosure on pages 36 and 163 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

Background of the Business Combination, page 89

6.	We note your disclosure that “The private units are identical to the units sold in the IPO, except that the private warrants are not redeemable so long as they are held by the purchaser or its permitted transferees.” We also note your risk factor disclosure on page 65 indicating that “The private warrants have terms and provisions that are identical to those of the warrants being sold as part of the LBBB Units, including with respect to redeemability.” Please revise this inconsistency or advise.

Response: The disclosure on page 91 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

Summary of NMI Financial Analysis, page 95

7.	We note your disclosure that there are “assumptions and estimates underlying the prospective financial information...” Please quantify and expand your discussion of the assumptions and estimates that formed the basis for the financial projections.

Response: The disclosure on pages 96 and 97 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

Material U.S. Federal Income Tax Consequences, page 115

8.	We note that LBBB intends that the Reincorporation will qualify as a “reorganization” within the meaning of Section 368(a) of the U.S. Internal Revenue Code. Given the parties’ representation that U.S. Holders of Lakeshore securities generally should not recognize gain or loss for U.S. federal income tax purposes on the Reincorporation, revise to include counsel’s tax opinion as an exhibit. See Item 601(b)(8) of Regulation S-K.

Response: The disclosure on page 116 of the Amended Registration Statement has been revised in accordance with the Staff’s comment, and the requested tax opinion has been filed as Exhibit 8.1.

Business of Nature’s Miracle Our Core Competitive Strengths Our Products, page 129

9.	We note your disclosure that “[you] are a global provider of equipment for the CEA industry.” We also note that “[you] primarily serve the North American market” and “have developed a robust customer base in the U.S. and Canada.” Please quantify the portion of your revenues that are generated outside of North America.

Response: Nature’s Miracle does not currently have revenues outside of North America. The disclosure on page 129 of the Amended Registration Statement and elsewhere has been revised to clarify that Nature’s Miracle’s revenues are from North America and to remove the term “global” when referring to Nature’s Miracle being a provider of equipment for the CEA industry.

Nature’s Miracle’s Management’s Discussion and Analysis ... Results of Operations, page 143

10.	It is unclear to us how the combination of Visiontech and Hydroman, as discussed on pages 144 and 145, resulted in increased revenue, cost of revenue, and selling, general and administrative expenses. Please revise Nature’s Miracle’s results of operations discussion, in accordance with Item 303(b)(2) of Regulation S-K to provide clarity and to provide greater insight to your investors regarding the underlying causes of increases or decreases in the components of Nature’s Miracle’s net income.

Response: The disclosure on pages 147 and 148 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

11.	In the discussion of Nature’s Miracle’s results of operations multiple factors are identified as impacting your results of operations but no quantification of the contribution of each factor to the material changes in the various line items were provided. For instance, on page 144, Nature’s Miracle attributes an increase in revenues mainly due to startup of its Hydroman business and to fast light industry growth without quantifying the related revenue growth arising therefrom. You also broadly attributed increases in costs of revenues and general and administrative expenses mainly to several factors, which were not quantified. Please refer to Item 303(b) of Regulation S-K and revise throughout to discuss qualitatively and quantitatively such factors effecting material changes in line items, including where material changes within a line items offset one another. In addition, you should remove vague terms such as mainly in favor of specific quantifications.

Response: The disclosure on pages 147 and 148 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

12.	It appears from the disclosures on page F-28, that Visiontech and Hydroman purchased in excess of 75% on Nature’s Miracle’s cost of goods sold from a current and a former related party: UniNetGlobal, Inc. and Megaphoton. Further, we note from the penultimate paragraph of page F-14 that “all purchases from UniGlobal Inc. are products originally manufactured by MegaPhoton, Inc.” In light of Nature’s Miracle’s reliance on these two venders, tell us and disclose the following:

●	The extent to which Nature’s Miracle expects to source products and materials from these two vendors to support future operations;

●	The planned timeline for transitioning of product sourcing from China to North American manufacturing operations;

●	Any agreements and/or commitments to continue to source products from these vendors in the future;

●	The nature of the products supplied by these two venders, for example whether finished goods and/or raw material are purchased;

●	The extent to which you expect future North American manufacturing operations to rely upon Chinese sources for raw materials and work-in-progress;

●	Whether or not the acquisition costs of such products approximated competitive prices offered by third parties, and if not how any material price discounts and/or premiums provided impacted Nature’s Miracle’s results from operations and

●	How transitioning from a low cost manufacturing environment such as China to higher cost manufacturing environments in North American may affect your future results.

Response: The disclosure on page 145 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

Liquidity and Capital Resources, page 145

13.	We note that Nature’s Miracle’s accounts receivable balance appears to have significantly increased at December 31, 2021 and then again at June 30, 2022. We further note that Nature’s Miracle, Visiontech, and Hydroman entered into five factoring arrangements subsequent to June 30, 2022. Please revise Nature’s Miracle’s discussion of liquidity and capital resources in accordance with Items 303(b)(1) and 303(b)(1)(i) of Regulation S-K. Analyze Nature’s Miracle’s ability to generate and obtain adequate amounts of cash to meet its short and long term requirements and plans. Identify known trends, commitments, and uncertainties, such as those related to accounts receivable aging and collections that will result in and/or that are reasonably likely to result in Nature’s Miracle’s income from operations increasing or decreasing in a material way. Include a discussion of all factoring agreements and/or debt agreements entered into up to the date of the filing.

Response: The disclosure on pages 148 and 149 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

14.	Further, clearly address and quantify the cost of Nature’s Miracle’s factoring arrangements and their impact on Nature’s Miracle’s future cash flows from receivables as amounts borrowed are repaid. Address the reasons why Nature’s Miracle’s customers are slow to pay amounts due and whether and when management expects receivables collection to improve.

Response: The disclosure on page 149 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

15.	Please expand Nature’s Miracle’s discussion of its liquidity to address the cash flow requirements related to its set-up of a Canadian manufacturing facility, as well as its intended expansion into North American manufacturing.

Response: The disclosure on page 149 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

16.	We note based on disclosure on page F-16 that on August 27, 2022, Upland 858, LLC entered into an assignment and assumption of unsecured promissory note with Zhiyi Zhang, Vartor Vahe Doudakian and Yang Wei (collectively “Assignees”). Please disclose the effect the promissory note assignment and assumption had on your financial statement. Disclose the business reason for entering into this assignment and assumption.

Response: The disclosure on page F-7 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

Notes to Unaudited Pro Form Condensed Combined Financial Statements, page 164

17.	With regard to your adjustment (E), you state that “based on Merger Agreement, the aggregate number of shares of PubCo issued to Nature’s Miracle’s common stock holders will be adjusted as an aggregate value of $230,000,000 net of any Closing Net Indebtedness (as defined in the Merger Agreement), and then divided by $10.00 per share. This effect is not adjusted in the Pro Forma statements.” Disclose the potential effect of this adjustment and why it is not presented in your pro forma financial statements. Disclose if any new debt will be entered into in conjunction with this transaction. Tell us how you considered Item 11-01(a)(8) of Regulation S-X regarding showing the effect of potential indebtedness in your pro forma financial statements.

Response: The disclosure on page F-45 and page 170, paragraph (E) of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

Financial Statements

Nature’s Miracle, Inc.

Consolidated and Combined Statements of Cash Flows for the Six Months Ended June 30, 2022,

18.	Please explain why the consolidation of Upland 858 LLC and a reverse merger resulted in $1,459,253 and $239,139 cash inflow from investing activities. Refer to your basis in accounting literature.

Response: Visiontech lent Upland 858, LLC $1,459,253 in 2021 for the purchase of the property on 858 N. Central Avenue, Upland, CA. However, the purchase of the property only occurred at the end of the January 2022. As a result of consolidating Upland into Visiontech’s balance sheet in 2022, the $1.4 million cash balance was included as part of Nature’s Miracle’s cash flow statement for the period ended on 6/30/2022. $239.139 was the net amount of the $394,000 subscription capital less expenses incurred up until June 1, 2022 when the merger of Nature’s Miracle, Visiontech and Hydroman occurred.

Note 2 - Basis of Presentation and Summary of significant accounting policies

Variable interest entity, page F-7

19.	Please disclose when you determined Upland 858 LLC to be a variable interest entity that should be consolidated. Explain how you came to that conclusion. Refer to your basis in accounting literature. We note, according to your audited financial statements, Upland 858 LLC was not considered a variable interest entity as of December 31, 2021.

Response: Upland 858 LLC was formed in 2021 with the purpose of purchasing an office and warehouse facility located at 858 N Central Avenue, Upland, California 91786. However, the actual purchase of the property by Upland 858 LLC did not occur until January of 2022. Therefore Upland 858 LLC was not considered a variable interest entity, or VIE, as of December 31, 2021.

To arrive at the conclusion that Upland 858 LLC was a VIE for 2022, Nature’s Miracle performed the following analysis:

1.	A scope exception to consolidation guidance (ASC 810) does not apply to Upland 858 LLC since it is not either of the following: Employee benefit plans; Governmental organization; Certain investment companies; Money market fund.

2.	A scope exception to the Variable Interest Model does not apply to Upland 858, LLC since Upland’s shareholders are also the shareholders of Visiontech. In addition, Upland 858, LLC is operated as single-lessee leasing arrangements.

3.	Nature’s Miracle believes Visiontech has a variable interest in Upland 858, LLC for the following reasons: Visiontech lent $1.57 million to Upland 858, LLC which used the proceeds as equity and with additional borrowing of $3 million from a bank, bought the property in January 2022. From then on, Visiontech was exposed to the risks from the negative variability as expected potential credit loss of Upland 858 LLC.

4.	Finally Nature’s Miracle believes Visiontech is the primary beneficiary of Upland since Visiontech has a controlling financial interest in the VIE and it has both (1) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance (power) and (2) the obligation to absorb losses of the VIE that potentially could be significant to the VIE or the right to receive benefits from the VIE that potentially could be significant to the VIE (benefits).

Based on the above, Nature’s Miracle believes Visiontech has a variable interest in Upland 858, LLC. Further, Nature’s Miracle believes Upland should be considered a variable interest entity because Upland lacks enough equity to finance its purchase of the said property without the loan support from Visiontech.

Based on the analysis above, Nature’s Miracle concluded that that Upland 858 LLC is a VIE and should be consolidated in Nature’s Miracle’s reporting period ended on June 30, 2022.

Note 9 - Equity, page F-13

20.	Tell us how you accounted for the April 15, 2022 subscription agreement where you raised net proceeds of $394,000. We do not see this transaction in your consolidated financial statements.

Response: The $73 increase in common stock and $389,066 increase in Additional Paid-In Capital represented the net proceeds of $394,000 minus an expense of $4,861. A cash balance of $239,139 ($394,000 less expenses incurred until the merger date of 6/1/2022) was also included in the cash flow statements for the six-month period ended on 6/30/2022. Please refer to Consolidated and Combined Statements of Changes in Stockholders’ Equity (unaudited) for the six months ended on June 30, 2022.

Note 1 - Nature of business and organization, page F-23

21.	We note your statement that, “On June 1, 2022, Nature’s Miracle, Inc. entered into the Share Exchange Agreements with the shareholders of Visiontech Group, Inc. (“Visiontech”, a California Company) and Hydroman, Inc. (“Hydroman”, a California Company), resulting in the shareholders of Visiontech and Hydroman becoming the shareholders of Nature’s Miracle and Nature’s Miracle becoming the 100% shareholder of Visiontech and Hydroman. The Company treated the transaction as a reverse merger. Post reverse merger, shareholders of Visiontech and Hydroman own 40% and 29% respectively of Nature’s Miracle, Inc.” In this regard:

●	Referring to your basis in accounting literature, tell us why you accounted for these transactions as a reverse merger. We note there appears to be two transactions, one with Visiontech and one with Hydroman. We also note neither Visiontech nor Hydroman shareholders own more that 50% of Nature’s Miracle Inc. post acquisition.

●	Revise your corporate structure on page 140 to clearly disclose shareholders of Visiontech and Hydroman and their ownership interest in Nature’s Miracle, Inc.

●	Your corporate structure on page 140 refers to acquisitions on May 2022 not June 2022. Please explain or revise accordingly.

Response: The disclosure on pages 142 and F-26 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

22.	We note that the Share Exchange agreement was entered into on June 1, 2022. It also appears from the disclosure in the second paragraph of page F-23 that common control of Visiontech and Hydroman was established upon consummation of the combination of those two with Nature’s Miracle, Inc. Tell us and disclose when the combination transaction closed and control of Visiontech and Hydroman passed to Nature’s Miracle. Referring to your basis in accounting literature, tell us your consideration of how the combinations with Visiontech and Hydroman was to be accounted for. Identify for us any common ownership and/or common management that existed between Visiontech and Hydroman prior to the combination transaction.

Response: The response to comment 21 above addresses this comment.

Note 2 - Basis of Presentation and Summary of significant accounting policies

Leases, page F-26

23.	Clarify for us when and how Nature’s Miracle adopted ASC 842 - Leases. Disclosure on page 148 states that Nature’s Miracle adopted ASC 842 on March 31, 2022. Disclosures on page F-26 seems to indicate ASC - 842 was adopted earlier, no later than January 1, 2020.

Response: ASC 842 was adopted for Visiontech and Hydroman in 2020 when both companies were in operation. However, Nature’s Miracle was formed on March 31, 2022. Therefore, the earliest adoption date of ASC 842 was March 31, 2022..

Note 9 - Equity, page F-29

24.	We note you received contributions of $40,000 and $100,000 during 2021 and 2020, respectively without issuing additional equity in the company. Please disclose who contributed the cash and the business reason for the contributions.

Response: The disclosure on page F-35 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

Note 10 - Concentration of risk, page F-30

25.	We note that almost 80% of your purchases were made from two related parties and over 80% of your accounts payable were due to those two related parties: Megaphoton and Uninet Global for the year ended December 31, 2021 and at December 31, 2020, respectively. Further, we note from the penultimate paragraph of page F-14 that “all purchases from UniGlobal Inc. are products originally manufactured by MegaPhoton, Inc.” In light of Nature’s Miracles apparent dependence on these two suppliers, tell us and disclose all material agreements, understandings and contracts between Nature’s Miracle, Visiontech, and Hydroman and these two suppliers. Further, in light of Zhiyi Zhang’s continuing involvement in Uninet Global, tell us whether Nature’s Miracle or its shareholders are or have been actively involved in the operations and/or management of Megaphoton and/or Uninet Global.

Response: The disclosure on page F-36 of the Amended Registration Statement has been revised in accordance with the Staff’s comment. As discussed in the response to Comment #12 above, Nature’s Miracle has significantly reduced its purchases from Megaphoton and UniNet Global during the nine months ended September 30, 2022 with purchases from Megaphoton only representing 65% of Nature’s Miracle’s total vendor purchase and purchases from UniNet Global reduced to zero. Nature’s Miracle is also actively reducing the payable with Megaphoton and UniNet Global with Nature’s Miracle’s excess operating cash flow. Regarding Zhiyi Zhang’s involvement with Uninet Global where he is the sole owner, he is actively scaling back the business and we have not made any purchases from Uninet Global during the nine month period ended September 30, 2022. In addition, Zhiyi Zhang has signed a non-compete agreement with Nature’s Miracle providing that neither Zhiyi Zhang nor Uninet Global will compete with Nature’s Miracle in the ordinary course of business.

General

26.	Please discuss your sponsor’s, officers’ and directors’ roles at Lakeshore Acquisition I Corp. and any related conflicts of interest.

Response: The disclosure on pages 29 and 90 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

27.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The disclosure on page 59 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

Please do not hesitate to contact Giovanni Caruso, Esq. at (212) 407-4866 of Loeb & Loeb LLP or Guillaume de Sampigny, Esq. at (212) 444-2058 of Hunter Taubman Fischer & Li LLC with any questions or comments regarding this letter.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso

cc:

Bill Chen

LBBB Merger Corp.

James Li

Nature’s Miracle, Inc.